July 6, 2009



John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE: Responses to Comments in Your Letter to Stratus Media Group Inc. of
-----------------------------------------------------------------------
May 22, 2009
------------

Dear Mr. Reynolds

This letter is in response to the above and supplements the amended Annual Report on Form 10K ("Amended 10K") and amended Report on Form 8-K that the Company intends to file as soon as possible, but no later than Friday, July 17, 2009, to address the comments in the above letter.

The following responses are numbered to correspond to the comments made in the letter of May 22, 2009, which appear in italics.

1. We note that the amendment to your Annual Report on Form 10K was filed to reflect the restatement of your fiscal year 2007 and 2008 financial statements. Please tell us how you considered the requirements of Item 4.02 of Form 8-K in your decision to not report the non-reliance on previously issued financial statements or a related audit report or complete interim review, on a Form 8-K

The original filing of the Annual Report on Form 10-K ("10K") was made at 5:25 pm EDT on Wednesday, April 15, 2009 and the amendment was accepted by the Commission at 8:26 pm EDT on Friday, April 17, 2009 and effective April 20, 2009. Since so many sections of the report changed, we elected to file all sections of the report with the amendment to allow investors to have a complete amended document for review. Given that there were two trading days in which the original document was effective and the retail orientation of most of our investors, we felt that our investors would be confused as to which report they should rely on if we filed an 8-K within the five-day window pursuant to Item
4.02 of Form 8-K.

As the result of damage caused by a computer virus on the computer used by the Company to prepare and file the report, the report that was filed at 5:25pm on Wednesday, April 15, 2009 was rushed, filed in error and did not contain the financial statements updated for a $65,316 legal accrual in 2007 and $1,015,000 in impairment charges in 2008, as set forth in the "Why this Report is Being Filed" section of the amendment filed on April 17, 2009.

2. We note, on page 3, that you restated your fiscal year 2007 and 2008 financial statements. Please revise your Selected Financial Data table to label the columns "restated," as applicable.

This change will be made on the Amended 10K.

3. We note that you present condensed summary financial information for 2004 and that you did not provide an audit report covering such period in your Form 8-K filed March 14, 2008. Please label the 2004 financial information as "unaudited."

While an audit was performed for the twelve months ended December 31, 2004 for Pro Sports & Entertainment, Inc. (the surviving entity for accounting purposes in the "reverse merger" with Feris International Inc. on March 14, 2008), we understand the comment and will so marked the 2004 data as "unaudited" in the Amended 10K.

4. We note that after the net goodwill impairment of $1,015,000 you recorded for the fiscal year 2008, in accordance with SFAS 142, the remaining goodwill and indefinite lived intangible assets accounted for approximately 90% of your total assets at December 31, 2008. In light of the 2008 goodwill impairment and the significance of your remaining goodwill and indefinite lived intangible assets balance, we expect robust and comprehensive disclosure in your Critical Accounting Policies regarding your impairment testing policy. Specifically, we believe you should provide the following information (remainder of comment not included here for brevity)

The Amended 10K will contain the following disclosure to address this comment as follows

The Company has purchased several events that have been valued on the Company's balance sheet as intangible assets with a value equal to the consideration paid for such assets, which generally include licensing rights, naming rights, merchandising rights and the right to hold such event in particular geographic locations. There was no goodwill assigned to any of these events and the value of the consideration paid for each event is considered to be the value for each related intangible asset. Each event has separate accounts for tracking revenues and expenses per event and a separate account to track the asset valuation.

A portion of the consideration used to purchase the Stratus Rewards Visa card program was allocated to specific assets, as disclosed in the footnotes to the financial statements, with the difference between the specific assets and the total consideration paid for the program being allocated to goodwill.

The Company reviews the value of intangible assets and related goodwill as part of its annual reporting process, which generally occurs in February or March of each calendar year. In between valuations, the Company is prepared to conduct additional tests if circumstances warrant such testing. For example, if the Company was unable to secure the services of any sponsoring banks, the Company would then undergo a thorough valuation of the intangible assets related to its Stratus Rewards program.

To review the value of intangible assets and related goodwill, the Company compares discounted cash flow forecasts with the stated value of the assets on the balance sheet.

The events are forecasted based on historical results for those events, adjusted over time for the assumed synergies expected from discounts from purchases of goods and services from a number of events rather than from each event on its own, and for synergies resulting from the expected ability to provide sponsors with benefits from sponsoring multiple events with a single point of contact.

These forecasts are discounted at a range of discount rates determined by taking the risk-free interest rate at the time of valuation, plus a premium for equity risk, plus a premium related to small companies in general, plus a risk premium for factors specific to the Company and the business that range from 9.5% for events to 55% for the Stratus Rewards Visa card. The total discount rates ranged from 27% for events, to 69% for athlete management to 79% for the Stratus Rewards program. Terminal values are determined by taking cash flows in year five of the forecast, then applying an annual growth of 2.0% to 2.4% for twenty years and discounting that stream of cash flows by the discount rate used for that section of the business.

By reporting unit, the assumptions are as follows:

                                                Compound         Annual
                                                  Annual       Growth in
                                               Growth in       Cash Flows
                            Year Revenues       Revenues      For Terminal            Annual
                        Begin in Forecast    Through 2013    Value in 2014     Discount Rate
                        -----------------    ------------    --------------    --------------
Long Beach Marathon                 2011           10.0%           2.0%              27.0%
Freedom Bowl                        2011           10.0%           2.0%              27.0%
Athlete management                  2011           41.4%           2.0%              69.0%
Santa Barbara Concours              2009           10.0%           2.0%              27.0%
Concours on Rodeo                   2010           17.8%           2.0%              27.0%
Core Tour                           2010           10.0%           2.4%              27.0%
Maui Music Restival                 2010            9.5%           2.0%              27.0%
Stratus Rewards program             2010           45.7%           2.0%              79.0%


If the Company determines that the discount factor for cash flows should be substantially increased, or the event will not be able to being operations when planned, it is possible that the values for the intangible assets currently on the balance sheet could be substantially reduced or eliminated, which could result in a maximum charge to operations equal to the current carrying value of the intangible assets of $5,129,348.

The Company believes that the reporting units most at risk for a potential impairment charge in the future are those units with a discounted cash flow that is less than twice the asset value on the Company's balance sheet:

                                      As of December 31, 2008
                         -----------------------------------------------------
                                                   Discounted
                         Balance Sheet Value       Cash Flows           Ratio
                         ------------------- ----------------- ---------------
Long Beach Marathon                300,000            412,284             1.4
Concours on Rodeo                  600,000            802,367             1.3
Core Tour                        1,067,069          1,397,676             1.3
Stratus Rewards program          1,845,594          3,578,747             1.9

Pursuant to your request, we confirm that the sellers of Stratus Rewards, LLC were unrelated third parties.

5. Taking into consideration the circumstances that caused you to recognize the $1.0 million impairment charge on the Stratus Rewards goodwill and the fact that a sponsoring bank for the Stratus Rewards program has not been obtained, tell us whether you first tested your Stratus Rewards long-lived assets subject to amortization pursuant to SFAS 144 {remainder omitted for brevity}.

Before responding, it should be noted that although the prior sponsoring bank has withdrawn from the program, this bank continues to process payments and maintain accounts for a number of customers who were in the program when it was run by the Company. The number of customers and the amounts processed since that time have been withheld by this bank, but court documents filed by this bank as part of a legal dispute show that the reserve fund for redemptions has grown from approximately $163,000 to approximately $190,000 during the first fifteen months that the Company was not supplied with statements by this bank. This growth indicates charge activity by customers of approximately $3.1 million during this period (0.85% of all transactions are deposited into this account). Accordingly, while the Company has not received the benefits of this activity during this perioid, the program is still active.

Further, the Company has received several expressions of strong interest from large international banks to sponsor the Stratus Rewards program. While there is a possibility that the Company may not be able to obtain a new sponsoring bank or banks, the Company believes that it is likely to be able to do so. The $1,000,000 impairment charge was taken to reflect the current lack of a sponsoring bank. Since there is still activity in the program, the Company feels that other than goodwill, the other long-lived assets related to the Stratus Rewards program are not impaired.

Accordingly, the Company does not believe that the "events or changes in circumstances indicate that its (value of long lived asset) carrying amount may not be recoverable" test in paragraph 8 of SFAS 144 was met and the Company did not perform specific tests of long-lived assets.

6. Please revise your contractual obligations table here and in Note 16 to include the future maturities of all your known contractual obligations, including any estimated future interest payable on such obligations, as of December 31, 2008.

                                      Total           2009         2010          2011         2012          2013   After 2013
                              -------------- -------------- ------------  ------------ ------------  ------------ ------------
Debt obligations*              $  1,000,000   $    375,000   $  500,000     $ 125,000   $        -    $        -   $        -

Other debt obligations            1,370,426      1,370,426            -             -            -             -            -

Event acquisition liabilities       913,760        913,760            -             -            -             -            -

Legal judgment                       65,316         65,316            -             -            -             -            -

Rent obligations                    301,200        184,800      116,400             -            -             -            -
                              -------------- -------------- ------------  ------------ ------------  ------------ ------------
  Total                        $  3,650,702   $  2,909,302   $  616,400     $ 125,000   $        -    $        -   $        -

------------------------------------------------------------------------------------------------------------------------------
*    Debt  incurred in  connection  with  acquisition  of Stratus.  Repayment is triggered  by first  funding of at least  $3,000,000.  For purposes of this schedule such funding is assumed to occur during 2009.

7. We note your $1.0 million debt obligation, of which you disclose in your contractual table that $375,000 is due in 2009. Please tell us if this obligation is the $1.0 million non-current portion of notes payable-related parties that is shown on your balance sheet (page 26) and Note 10 (page
     37). If so, please revise your contractual obligations table on pages 23 and 40, or your balance sheet and Note 10, to reflect the appropriate current portion of this obligation due in 2009

The balance sheet will be revised to reflect the $375,000 portion of the $1,000,000 liability as current rather than long term.

8. Please tell us how you considered paragraphs 25-26 of SFAS 154 for the correction of an error in previously issued financial statements.

The Amended 10K will reflect the disclosures required by paragraphs 25-26 of SFAS 154.

9. Please have your registered public accounting firm explain to us how they considered AU Section 530.07 in the reissuance of their April 13, 2009 audit report with your restated financial statements.

To be provided separately by Goldman Parks Kurland Mohidin LLP, our registered public accounting firm.

10.  Please expand your  footnotes to describe the nature of the following  line
     items...Deferred    Salary...Accrued   Expense...Line   of   Credit...Other
     (income)/expense.

The footnotes in the Amended 10K will include the following

     Deferred Salary - our President has an employment contract that stipulates an annual salary of $240,000 per year. He has not received cash payments for salary since prior to 2006 and the $240,000 per year is accrued on a quarterly basis.

     Accrued Expense - Legal Judgment - In 2006, a plaintiff, an ex-employee, filed a complaint against the Company, seeking $356,250 in damages and the court awarded a default judgment against the Company in favor of this former employee. The Company recorded the entire liability as of December 31, 2005. In March 2008, this case was dismissed and the liability was reversed. An accrual of $65,316 was established in 2007 to reserve for a judgment against the Company.

     Line of Credit - The Company maintained a line of credit with a commercial bank that was guaranteed by certain shareholders, including the Company's President. This line of credit was paid in full and canceled in 2008.

     Other (income)/expense - contains non-operating expenses that have included, but are not limited to the writeoff of accounts payable related to events canceled in 2004 and 2005, accounting expense adjustments related to the Stratus Visa program, increases/decreases in legal accruals, and the fair value of common stock issued in excess of value received.

11. Please revise to disclose the securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period presented. Refer to paragraph 40 of SFAS 128.

The Amendment to the Report on Form 10-K will include "Earnings per share do not include the potential impact of options to purchase 5,738,509 shares of the Company's common stock or of warrants to purchase $36,250 of the Company's common stock, with the number of shares issuable under this warrant to be determined by the Company's first financing round following its reverse merger in March 14, 2008.

12.  Please disclose intangible assets by class.

The Amendment to the Report on Form 10-K will include the following:

                                               Intangible Assets as of
                                                     December 31, 2008
                                               ------------------------

Licensing rights for events                    $             3,259,106
Goodwill for Stratus                                         1,073,345
Indentified Stratus intangible assets                          772,249
                                               ------------------------
                                               $             5,104,700
                                               ========================


13. Please tell us when you acquired each of the intangible assets by event and tell us why you believe each intangible asset is recoverable. We note on page 4 that most of the properties have never been activated by the Company, require the payment of additional amounts to complete the acquisitions, or have not generated revenues in the last two years and require reactivation. Refer to paragraph 8 of SFAS 144 for additional guidance.

As a general note, events are unique assets in that they can be readily restored or put on hold. While an event that is run annually will obviously have more value than one that has been put on hold for several years, the Company believes that in addition to having its events as assets at historical costs at less than the discounted cash flows available from such events, that there are subjective reasons why these events hold their value even without being operated for a number of years:

Long Beach Marathon - acquired in August 1998. According to marathonguide.com, participation in marathons grew at a annual compound rate of 4.7% in the five years from 2003 to 2007. Marathons remain popular with sponsors because the average participant is approximately 40 years of age and generally fairly affluent. When the Company last ran this event, it attracted approximately 3,000 runners and the company believes that this event can return to those levels fairly quickly. For purposes of forecasting discounted cash flows, this event is assumed to restart in 2011.

Concours on Rodeo - acquired in June 2004. While there is little reliable data regarding auto shows, shows of vintage and exotic cars have great appeal to a very desirable demographic for auto makers and sponsors, especially in the Los Angeles area. The Company believes that with extensive coverage of automobile shows and auctions on cable television, this appear will strengthen over time, especially as the "baby boom" generation reaches retirement age and can spend more time restoring, collecting and observing automobiles of all generations. This event had traditionally taken place on Rodeo Drive in Beverly Hills and attracted over 65,000 spectators and is being moved to other venues in Beverly Hills to allow for gated admissions and has been rebranded as the "Beverly Hills Concours d'Elegance." This event is assumed to restart in 2011 for purposes of forecasting discounted cash flows.

Santa Barbara Concours d'Elegance - acquired in October 1998. Founded in 1976, this is one of the oldest vintage automobile shows in the United States and in the past has drawn over 40,000 people each day over a four-day period. This event has run a number of years during the 33 years since its founding, but not every year, which not unusual in the events business. As noted above, vintage automobile shows have strong appeal, particularly in Southern California. This event is scheduled to resume in 2009.

Core Tour/Action Sports Tour - acquired in October 2003. Designed to appeal to the "generation X" and "generation Y" fascination with extreme sports such as snowboarding and skateboarding, these events have been held in major cities such as Los Angeles and Chicago. The targeted demographics for the Core Tour is similar to the "X Games" that have seen attendance of 25,000 to over 80,000 at similar events and have received significant media exposure. The last time the Core Tour was run, attendance was over 30,000 per day over three days. The Company believes that the market for extreme sports is large enough and growing at a rate that will readily allow it to successfully reestablish the event. These events are forecast to resume in 2010.

Freedom Bowl - acquired in October 1998. While the market for college bowl games appears saturated from a national perspective, smaller bowl games offer strong business prospects in the region where the bowl is held, appealing to alumni of the two schools and the local community. The Company is seeking recertification of the Freedom bowl and it is forecast to resume in 2011.

Maui Music Festival - acquired in October 2003. Past events have attracted 3,000 to 5,000 attendees per day. The Company believes that this festival offers strong economics because of its location in a destination resort area. This event is forecast to resume in 2010.

Athlete Management - acquired in November 2003. The past experience of company personnel in representing athletes and the nature of planned company events makes this area a very desirable one and it is carried at nominal cost. These activities are assumed to resume in 2010.

Stratus purchased licensed technology - acquired in August 2005. This asset is a web-based processing system that allows holders of the Stratus Rewards card to check statements and reward point accumulations and to redeem reward points on line for high-end merchandise, event tickets and the like. The Company believes that this technology is a key factor that distinguishes the Stratus Rewards program from other premium redemption programs. This software has been tested and approved by VISA, which greatly increases its economic value. However, due to the ever-changing nature of technology, this intangible asset is assumed to have a ten-year life from the date of purchase and is being amortized over that period. The Company expects to restart the Stratus Rewards program later in 2009.

Stratus membership list - acquired in August 2005. This is the list of individuals holding the Stratus Rewards card at time of purchase and would be the starting point for relaunching the program with a new sponsoring bank. Since this list is for individuals, not a corporation with an indefinite life, this asset is assumed to have a ten-year life and is being amortized over that period.

Corporate partner list - acquired in August 2005. This is the formal agreements with providers of high-end goods and services to provide such products and services as part of the redemption program for Stratus Rewards. These agreements have "evergreen" renewals and as such as assumed to have an indefinite life and provide the distinctive rewards that the Company believes provides value to its cardholders.

Corporate membership list - acquired in August 2005. This is the list of corporations holding the Stratus Rewards card at time of purchase and would be the starting point for relaunching the program with a new sponsoring bank. Since this list consists of corporations with an indefinite life, this asset is assumed to have an indefinite life. The value of these corporate accounts is that they typically have more cardholders per account than individual accounts.

14. Please reconcile this statement to the $1.0 million goodwill impairment you recorded for Stratus Rewards, as of December 31, 2008, or revise your disclosure as necessary.

The Amended 10K will conform the disclosure in footnote 5 to the impairment charge that was taken.

15. Please revise your footnotes to include the following disclosures for each of these significant related party debt obligations, as applicable.

The footnote disclosures in the Amended 10K related to the $1.0 million note payable will be revised to include the following: "This debt does not bear interest, is unsecured, has no priority or subordination features, does not bear any restrictive covenants and contains no acceleration provisions." The footnote disclosures related to the $767,488 loan payable to the Company's President will be revised to include the following: "This debt bears interest at 9.5% per annum, is unsecured, has no priority or subordination features, does not bear any restrictive covenants and contains no acceleration provisions."

16. Please provide us with a detailed description of the nature of your Concours on Rodeo and Core Tour/Action Sports Tour event acquisition liabilities of $430,043 and $483,717, respectively, as of December 31, 2008. Please also advise us of the following with respect to these events...

The Concours on Rodeo acquisition liability was established pursuant to an Asset Purchase Agreement in June 2004 and consists of monies owed to the former owner. The Core Tour acquisition liability was established pursuant to an Asset Purchase Agreement dated February 4, 2004 and consisted of a payment amount plus interest due to the former owners. In a Settlement Agreement dated July 31, 2009 between the former owners of Core Tour and Stratus Media Group, the former owners agreed to accept Company stock as payment of accrued interest.

By the terms of both agreements, Stratus Media Group has title to the respective assets but in both cases cash payments are required to ensure that such assets can be utilized without additional legal action by the former owners.

The Core Tour judgment of $482,126 is included in the $483,717 Core Tour event acquisition liability as of December 31, 2008. The Company did not pay the $482,126 due to the former owners of the Core Tour pursuant to the Asset Purchase Agreement of February 4, 2004 and the Settlement Agreement of July 31, 2009. The Company remains in good terms with the former owners of the Core Tour and expects to conclude a modification to the Settlement Agreement of July 31, 2009 to allow for the delayed payment of this amount.

17. Please provide us with a detailed description of the nature of these liabilities that you wrote off in 2007 and 2008, and tell us how you satisfied the conditions in paragraph 16 of SFAS 140 to extinguish the liability.

The Snow and Ski Tour asset and acquisition liability were established pursuant to an Asset Purchase Agreement in 2004. These assets were never developed further and there has been no contact with, or communications from, the former owner. Given that the California statute of limitations is four years for enforcement of a written contract, that the Company has not had any communication with the former owner, and the Company has made a business decision to not invest any capital in developing these assets, the Company made the determination that both the asset and the related liability should be removed. The Company believes that the expiration of the statute of limitations prevents the former owner of the Snow and Ski Tour from ever collecting on any amounts due to him under the Asset Purchase Agreement and effectively constitutes the "legal release" required for the extinguishment of a liability under paragraph 16(b) of SFAS 140.

With regard the accounts payable written off in 2007 of $560,549 and in 2008 of $20,642, these accounts payable were set up in error in 2003 and 2004 in anticipation of events being held in 2004 and 2005 that were canceled. These determinations were made following an extensive review of accounts payable. Since these payables were set up in error, paragraph 16 of SFAS 140 does not apply. As validation of the extinguishment of these payables as of December 31, 2007 and 2008, there has been no communication or collection efforts on the part of the vendors whose payables have been written off. Further, these payables are past the four-year statute of limitations for collection under California law.

18. Please disclose the amount of the liability as of December 31, 2007 and 2008, how you determined the fair value of the liability to include the assumptions made, the amount reported in your statement of operations and where you have classified such amount.

As noted in the financial statements included in the Company's Report on Form 8-K submitted on March 14, 2009, "these warrants have terms of five years and the exercise prices for these warrants are to be the share prices applicable in the next Company Financing after February 2005 as a result of the proposed Reverse Merger." Since this Company Financing event has not occurred, the number of shares and the purchase price could not be determined as of December 31, 2007 or 2008, which in turn prevents a determination of the Black Scholes value of these warrants as of these dates and consequent determination of the charge to the income statement, if any, for the years ending on those dates.

As further noted in the 8-K, "The Company analyzed these warrants in accordance with EITF pronouncement No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". The Company determined that the warrants should be classified as a liability based on the fact that the number of shares attributable to these warrants is indeterminate."

However, to provide the reader of our financial statements with guidance as to the potential economic effect of these warrants, the Company will amend the footnote disclosure to include the Black Scholes effect as of December 31, 2008 on the assumption that a "Company Financing" occurred on that date at the closing price of the Company's common stock on that date.

It should be noted that the sentence "During 2005, the Company granted warrants with rights to purchase 43,283 shares of its common stock with a strike price of $0.84 cents per share." in the Annual Report on Form 10-K is incorrect and will be removed in the Amended 10K.

19. Please tell us how you determined both your operating segments and reportable segments and how you considered the disclosure requirements for your reportable segments pursuant to SFAS 131.

Each event and the Stratus Reward program is considered an operating segment pursuant to SFAS 131 since each is budgeted separately and results of each event and the Stratus program are tracked separately to provide the chief operating decision maker information to assess and manage each event and the Stratus Program.

The characteristics of the Stratus Reward program are different than the events, so that operating segment is considered a reporting segment. The events share similar economic characteristics and are aggregated into a reporting segment pursuant to paragraph 17 of SFAS 131. All of the events provide entertainment and the logistics and production processes and methods for each event are similar: sponsorship sales, ticket and concession sales, security, stages, public address systems and the like. While the demographic characteristics of the audience can vary by event, all events cater to consumer entertainment.

In the amendment, we will include the information required by SFAS 131 and the following chart:

                        As of and year ended December 31, 2008                  As of and year ended December 31, 2007
                   -----------------------------------------------------  ---------------------------------------------------
                       Stratus                                                Stratus
                   Credit Card        Events        Other         Total   Credit Card       Events        Other        Total
                   ------------ ------------- ------------ -------------  ------------ ------------ ------------ ------------
Revenues           $     6,583  $     33,606  $         -  $     40,189   $   179,502  $   129,259               $   308,761
Cost of sales                -        24,679            -        24,679             -       76,120            -       76,120
                   ------------ ------------- ------------ -------------  ------------ ------------ ------------ ------------
  Gross margin           6,583         8,927            -        15,510       179,502       53,139            -      232,641
Deprec. & Amort         45,410             -       10,442        55,852        45,410            -       12,618       58,028
                   ------------ ------------- ------------ -------------  ------------ ------------ ------------ ------------
  Segment profit       (38,827)        8,927      (10,442)      (40,342)      134,092       53,139      (12,618)     174,613
Operating expenses           -             -    1,965,751     1,965,751             -            -    3,058,884    3,058,884
Oth. (Inc.)/Exp.             -             -       87,174        87,174             -            -     (218,498)    (218,498)
                   ------------ ------------- ------------ -------------  ------------ ------------ ------------ ------------

  Net income       $   (38,827) $      8,927  $(2,063,367) $ (2,093,267)  $   134,092  $    53,139  $(2,853,004) $(2,665,773)
                   ============ ============= ============ =============  ============ ============ ============ ============

Assets             $ 2,008,449  $  3,268,588  $    85,295  $  5,362,332   $ 3,053,859  $ 3,620,821  $    28,429  $ 6,703,109
Liabilities        $ 1,124,293  $    913,760  $ 2,885,289  $  4,923,342   $ 1,124,293  $ 1,153,760  $ 5,396,302  $ 7,674,355

20. We note that the sum of your fiscal year 2008 quarterly operating losses, shown in your table, is $990,000. We further note, on page 27, your fiscal year 2008 loss from operations of $2,006,093. Please revise your quarterly results table as appropriate.

Duly noted and this will be corrected in the Amended 10K.

21.  If  so,  please  revise  your   corresponding   evaluation  and  conclusion
     disclosures to also include your CFO.

The acting CFO did participate in the evaluation and conclusions regarding the effectiveness of disclosure controls and procedures and internal control over financial reporting. The corresponding evaluation and conclusion disclosures will be modified in the Amended 10K to include the CFO.

22. Please reviews your disclosure to include the entire definition of disclosure controls and procedures, as set forth in Exchange Act Rule 13a-15(e).

The entire definition of disclosure controls and procedures will be included in the amendment as set forth in Exchange Act Rule 13a-15(e):

The term "disclosure controls and procedures" means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

23. Please tell us how your certifying officers considered the impact of these financial statements not being filed within the time periods specified in the Commissions rules and forms, when assessing the effectiveness of your disclosures controls and procedures as of the end of the fiscal year covered by the report.

At the time the Company executed a "reverse merger" with Feris International, Inc. and filed the related Report on Form 8-K on March 14, 2008, the Annual Report on Form 10-K for Feris International Inc. for 2007 had been filed with the Commission on February 22, 2008 ("Feris Report").

The Company mistakenly relied on the Feris Report as having satisfied the Commission's reporting requirements for 2007. Accordingly, there was a weakness in the Company's disclosure controls and procedures as of December 31, 2008 that will need to be disclosed and discussed in the Amended 10K.

24. In light of the restatement of your fiscal year 2007 and 2008 financial statements and new facts discovered by management, including any material weaknesses you may have identified, please revise to discuss the basis of your certifying officers' conclusion that their initial conclusion on the effectiveness of disclosure controls and procedures remains the same, as of the end of the period covered by the amended filing.

Disclosure similar to the following will be included in the Amended 10K:

As stated above in the response to comment 23, there was a weakness in the Company's disclosure controls and procedures that caused the Company to rely on the Feris Report as having satisfied the Commission requirements for 2007. This weakness was caused by confusion by the Company regarding reporting requirements for the surviving entity from a reverse merger with a reporting company and was limited to this one reporting requirement. Going forward, such confusion will not be a factor.

However, to strengthen controls over reporting and to ensure better compliance with GAAP and regulatory requirements, the Company intends to hire a third-party consultant with expertise in this area to provide advice to the company on reporting and regulatory requirements to prevent this situation from occurring in the future.

25. Please revise to include the entire definition of internal control over financial reporting as set for the in Exchange Act Rule 13a-15(f).

The Amended 10K will include the following:

The term internal control over financial reporting is defined as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     1. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

     2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

     3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

26. Please revise to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting, as required by Exchange Act Rule 13a-15(c).

The framework the Company uses to evaluate the effectiveness of our internal control system is the Committee of Sponsoring Organizations of the Treadway Commission (COSO) "Internal Control - Integrated Framework." The Amended 10K will include a statement to that effect.

27. Tell us if you identified any material weaknesses as a result of the restatement of your fiscal year 2007 and 2008 financial statements, and if so, what consideration you gave to disclosing the following: the nature of the material weaknesses, the impact on the financial reporting and control environment, and management's current plans, if any, of remediating the weakness.

As noted in the response to comment 1 above, as the result of damage caused by a computer virus on the computers used by the Company to prepare and file the report, the report that was filed at 5:25pm EDT on Wednesday, April 15, 2009 was rushed, filed in error and did not contain the financial statements updated for the $65,316 for a legal accrual in 2007 and $1,015,000 in impairment charges in 2008, as set forth in the "Why this Report is Being Filed" section of the amendment filed on April 17, 2009.

While the Company believes that this restatement was due to an unfortunate situation and not necessarily a material weakness, the situation highlighted the risk of having financial and reporting information on a computer that was backed up on a weekly basis. To mitigate this risk, the Company now uses an online, internet-based backup service to backup the computer files containing financial and reporting data once a day and whenever this computer is idle for more than 20 minutes. In addition, this data is also backed up on an external hard drive for added security. While this computer had an anti-virus program installed, a much stronger antivirus program has been installed to minimize the risk of computer virus protection. This computer is scanned for viruses on a daily basis and all incoming computer and internet signals are scanned for viruses on a real-time basis.

28.  Please include your Mr. Moynahan,  your CFO, in this section as required by
     Item 402(m) of Regulation S-K.

The Amended 10K will  contain the  information  for Mr.  Moynahan as required by
Item 402(m) of Regulation S-K.

29. Please include the narrative disclosure required by Item 402(o) of Regulation S-K.

The  Amended  10K  will  contain  the   narrative   disclosure  to  the  summary
compensation table as required by Item 402(o) of Regulation S-K.

30. Please include the signature of your principal financial officer, your controller or principal accounting officer and a majority of your board of directors, as required by Form 10-K.

The Amended 10K will contain the required signatures.

31. Please amend your Form 8-K to file audited financial statements of Pro Sports & Entertainment, Inc., as of and for December 31, 2007.

This amendment will be filed as soon as possible.

The Company specifically acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments of changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and, the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Further, we acknowledge that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.



Sincerely,

/s/ Paul Feller
---------------
Paul Feller
President and Chairman of the Board